FOR IMMEDIATE RELEASE



                   CORP BANCA ANNOUNCES JANUARY 2007 EARNINGS


     Corpbanca's net income corresponding to the month of January 2007 was Ch$1,010.3 million.

     This result is mainly due to the decision on January 12th by the Chilean Central Bank to decrease interest rates and its announcement that it projects a lower than expected inflation during 2007.

     Consequently, our net foreign exchange transactions and trading activities show a loss of Ch$1,957.7 million for the month of January 2007. A portion of this loss has been incurred as we closed the investment positions which originated the loss, while the remaining portion of the loss is non-cash as the related investment positions remain open.

     Regarding our core business, the bank is keeping its pace on a positive trajectory. Net interest revenue increased by 35%, fees and income from services -net of prepayments- grew by 22% and income from subsidiaries grew by 56% when compared to January 2006. Product sales were also a highlight, as credit cards and mortgage loans reached historical levels in January 2007.


     Contact:

            Pablo Mejia R.
            Investor Relations
            Tel. (56 - 2) 660-2342
            pablo.mejia@corpbanca.cl

            Enrique Perez A.
            Chief Financial Officer
            Tel. (56 - 2) 660-2389
            enrique.perez@corpbanca.cl




www.corpbanca.cl         Rosario Norte 660, Santiago, Chile